Issuer Free Writing Prospectus

Dated August 10, 2026

Filed Pursuant to Rule 433

Registration No. 333-295905

KLX Energy Services Announces $125 Million Rights Offering for Common

Stock Backstopped For Up to $94 Million to Reduce Leverage

HOUSTON, TX – August 10, 2026 - KLX Energy Services Holdings, Inc. (NASDAQ: KLXE) (“KLX” or the “Company”) announced today that the Company’s Board of Directors has approved a $125 million backstopped rights offering (the “Rights Offering”) available to all holders of record of the Company’s common stock, par value $0.01 per share (“Common Stock”), as of 5:00 p.m., New York City time, on August 21, 2026 (the “Record Date”).

The Rights Offering will be made through a distribution to all holders of record of Common Stock as of the Record Date of transferable subscription rights to purchase shares of Common Stock at a subscription price of $1.49 per share (the “Subscription Price”). Each holder of record of Common Stock as of the Record Date will receive one subscription right for each share of Common Stock owned (each, a “Right”). Each Right will entitle the holder to purchase 3.885 shares of Common Stock at the Subscription Price per share. The Company will not issue any fractional shares of Common Stock in the Rights Offering, and all exercises of subscription rights will be rounded down to the nearest whole share. In addition, the Company will not issue fractional subscription rights or pay cash in lieu of fractional subscription rights. The Rights Offering is currently expected to commence on August 24, 2026, and expire at 5:00 p.m., New York City time, on September 23, 2026 (the “Expiration Date”). The rights being issued in the offering are expected to be listed for trading on The Nasdaq Stock Market LLC under the symbol “KLXER” and therefore will be transferable.

The Rights Offering is backstopped by the existing holders (the “Backstop Parties”) of the Company’s Senior Secured Floating Rate Cash / PIK Notes due 2030 (the “2030 Notes”) in an aggregate backstop commitment amount of $94.0 million pursuant to a rights offering backstop agreement (the “Backstop Agreement”), with each individual Backstop Party subject to an aggregate 30% ownership limitation on a pro forma fully diluted basis. The backstop commitment may be increased up to $125.0 million if the Backstop Parties elect to increase their backstop commitment amounts prior to August 21, 2026. The Backstop Parties have committed to purchase, to the extent any shares of Common Stock remain unsubscribed following the exercise of any Rights and Over-Subscription Rights (as defined below) in the Rights Offering, their respective backstop commitment amounts through an exchange of their 2030 Notes (at 100% of the principal amount thereof plus accrued and unpaid interest) for shares of Common Stock at the Subscription Price (the “Backstop Exchange”). Upon completion of the Backstop Exchange, the outstanding principal amount of the 2030 Notes is expected to be reduced by $94.0 million as a result of the combination of par redemptions from any excess proceeds in the Rights Offering and the exchange of 2030 Notes for Common Stock in the Backstop Exchange.

The Company intends to use any net cash proceeds it receives in connection with the Rights Offering up to $31.0 million for general corporate purposes, and for any amounts over $31.0 million, the Company intends to repurchase 2030 Notes at par, which is permitted under the Backstop Agreement. For shares purchased by Backstop Parties pursuant to the Backstop Exchange, the Company will cancel a principal amount of such Backstop Party’s outstanding 2030 Notes equal to the applicable backstop commitment amount.

Upon completion of the Backstop Exchange, the Company will enter into an amended and restated indenture governing the 2030 Notes (the “Amended and Restated Indenture”). The Amended and Restated Indenture provides the Company with additional operating and strategic flexibility and includes, among other things, the following benefits: (i) resets the total net leverage ratio maintenance covenant step-down schedule to provide additional runway to reduce leverage, (ii) relaxes the total net leverage ratio incurrence test for additional indebtedness from 2.50:1.00 to 3.00:1.00, (iii) permanently excludes capital lease obligations from the definition of “Indebtedness” for purposes of calculating financial maintenance covenant compliance, secured net leverage ratio, and any incurrence based test, ratio, or basket, (iv) increases the basket for indebtedness in respect of purchase money obligations and capital lease obligations from $75.0 million to $85.0 million, and (v) provides for par redemption of 2030 Notes in connection with the Backstop Exchange and excludes Rights Offering redemption proceeds from the excess cash flow sweep. In addition, the Amended and Restated Indenture resets the make-whole expiry date to two years from the effective date of the Amended and Restated Indenture and reduces the premium from 102% to 101%.

The Rights Offering will include an over-subscription privilege to permit each rights holder that exercises its subscription rights in full to purchase additional shares of Common Stock (if any) that remain unsubscribed on the Expiration Date (the “Over-Subscription Right”). The availability of the over-subscription privilege will be subject to certain terms and restrictions to be set forth in the prospectus supplement, including that no holder will be entitled to exercise subscription rights (including any Over-Subscription Rights) in the Rights Offering to the extent such exercise would result in such holder, together with its affiliates and any persons acting in concert with such holder, beneficially owning more than 9.995% of the Company’s outstanding Common Stock on a pro forma basis after giving effect to such exercise.

The Rights Offering will be made pursuant to the Company’s existing effective shelf registration statement on Form S-3 (Reg. No. 333-295905) on file with the Securities and Exchange Commission (the “SEC”) and a prospectus supplement (and the accompanying base prospectus) to be filed with the SEC prior to the commencement of the Rights Offering. The Company reserves the right to extend, amend or terminate the planned Rights Offering, subject to certain conditions, at any time. The information herein is not complete and is subject to change.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the subscription rights, Common Stock or any other securities, nor will there be any sale of the subscription rights, Common Stock or any other securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Vinson & Elkins LLP served as legal counsel to the Company in connection with the transactions described herein. Perella Weinberg Partners served as financial advisor to the Company in connection with the transactions described herein. White & Case LLP served as legal counsel to the Backstop Parties in connection with the transactions described herein.

About KLX Energy Services Holdings, Inc.

KLX is a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas exploration and production companies operating in both conventional and unconventional plays in all of the active major basins throughout the United States. The Company delivers mission critical oilfield services focused on drilling, completion, production, and intervention activities for technically demanding wells from over 60 service and support facilities located throughout the United States. KLX’s complementary suite of proprietary products and specialized services is supported by technically skilled personnel and a broad portfolio of innovative in-house manufacturing, repair and maintenance capabilities. More information is available at www.klx.com.

Cautionary Statement Regarding Forward-Looking Statements

This release and the documents to which the Company refers you to in this release, as well as oral statements made or to be made by the Company, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, the Private Securities Litigation Reform Act of 1995 and other federal securities laws, which are referred to as the safe harbor provisions, with respect to the businesses, strategies and plans of the Company and its expectations relating to its future financial condition and performance, and the transactions described herein. Statements included in this release that are not historical facts are forward-looking statements, including, without limitation, the Company’s expectations regarding the proposed Rights Offering, including the size, timing, price, and use of proceeds. Words such as “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “forecast,” “potential,” “project,” “continue,” “may,” “might,” “should,” “could,” “would,” “will” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions.

Any forward-looking statements in this release and the information incorporated by reference in this release reflect our current views with respect to future events or to our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations, including prevailing market conditions, the Company’s ability to launch the Rights Offering as expected, whether holders of record will exercise their rights to purchase Common Stock and the amount subscribed, and whether the Company will be able to successfully complete the Rights Offering, in addition to, without limitation, those risks described under the heading “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC, as supplemented by our Quarterly Reports on Form 10-Q or our Current Reports on Form 8-K, and discussed elsewhere in this release, and the information incorporated by reference in this release. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

All subsequent written or oral forward-looking statements attributable to the Company or any person acting on behalf of the Company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The Company is not under any obligation, and the Company expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information for Investors

The Company has filed a registration statement on Form S-3 (Registration No. 333-295905) (including a base prospectus) with the SEC for the offering to which this communication relates, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1738827/000119312526224308/d63698ds3.htm. The registration statement was filed on May 14, 2026 and has been declared effective by the SEC. A prospectus supplement relating to the rights offering described herein has not yet been filed with the SEC. When filed, the prospectus supplement will contain the specific terms and conditions of the offering to which this communication relates.

Before you invest, you should read the base prospectus in the registration statement and, when available, the prospectus supplement and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering to which this communication relates. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company will arrange to send you the base prospectus and, when available, the prospectus supplement, if you request them by contacting InvestorCom, which will be acting as the information agent for the Rights Offering, at (877) 972-0090, or via email at info@investor-com.com.

Any free writing prospectus that the Company has filed or may file pursuant to Rule 433 under the Securities Act of 1933 relating to the offering to which this communication relates should be read in conjunction with the base prospectus and the prospectus supplement described above, when available.